Exhibit 99

                             [Company letterhead]

                             ________________, 1998

Dear Subscriber:

         Enclosed please find an amendment to our previously issued prospectus. This amendment provides additional and updated information reflecting developments subsequent to the date of the original Prospectus. In light of the new information provided, the Company is giving you the right to rescind your subscription and obtain a refund of all the funds you have paid on your subscription. In order to exercise this right you must provide written notice no later than May ___, 1998, after which you will no longer be entitled to revoke your subscription. This amendment to the Prospectus should be read in its entirety, and in conjunction with the original Prospectus.

         Also enclosed is another Subscription Form, in the event that you wish to subscribe for additional shares in the Offering. As discussed more fully in the amendment, the Company has extended the Offering to May 11, 1998, and, in light of the large oversubscription to date, we are increasing the maximum amount of the offering from $12 million to $16.5 million.

         We are gratified at the response to our offering, and appreciate your confidence.

                                         Sincerely,


Leonard L. Abel                          Ronald D. Paul
Chairman, Eagle Bancorp, Inc.            President, Eagle Bancorp, Inc.
                                         Chairman, EagleBank (in organization)